                                   SUPPLEMENT NO. 1
                                          TO
                              OFFER OF PURCHASE FOR CASH
                                  UP TO 6,500 UNITS
                                          OF
                              M. L. MEDIA PARTNERS, L.P.
                                 FOR $1,100 PER UNIT
                                          BY
                                  SMITHTOWN BAY, LLC

-------------------------------------------------------------------------------
THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00, EASTERN TIME ON MARCH 30, 1999, UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------

     The purchaser hereby supplements its offer to purchase up to 6,500 Units of M.L. Media Partners, L.P. upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 1999 in this Supplement No. 1 thereto. Capitalized terms used but not defined in this Supplement No. 1 shall have the meaning ascribed to them in the Offer to Purchase.

     THE COVER PAGE AND INTRODUCTION SECTION OF THE OFFER TO PURCHASE ARE AMENDED AND SUPPLEMENTED AS FOLLOWS:

                                     INTRODUCTION

     Smithtown Bay, LLC, a Delaware limited liability company (the "Purchaser"), hereby offers to purchase up to 6,500 Units of partnership interests including any rights attributable to claims, damages, recoveries, including recoveries from any class action lawsuits, and causes of action accruing to the ownership of such units of limited partnership interests ("Units") of ML Media Partners, L.P., a Delaware limited partnership (the "Partnership" or the "Fund"), at a purchase price of $1,100 per Unit, without interest, less the $50 transfer fee (per transfer, not per Unit) charged by the Partnership and less the amount of any cash distributions declared or paid, including any cash return of capital, if any, (collectively hereinafter referred to as "Distributions") made or declared with respect to the Units on or after January 1, 1999 (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Agreement of Transfer and Sale (which together constitute the "Offer"). THE PARTNERSHIP ANNOUNCED IN A SCHEDULE 14D-9 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1999 THAT IT EXPECTED TO MAKE A DISTRIBUTION OF APPROXIMATELY $300 PER UNIT BY THE END OF THE FIRST QUARTER OF 1999. THE PURCHASE PRICE PAID TO UNIT HOLDERS WILL BE REDUCED BY THE EXACT AMOUNT OF THE DISTRIBUTION MADE TO UNIT HOLDERS. The 6,500 Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 3.5% of the Units outstanding as of the date of the Offer.

     As of the close of business on February 22, 1999, 996 Units (0.53%) have been tendered to the Purchaser and not withdrawn.

     SECTION 1. OF THE OFFER TO PURCHASE IS HEREBY AMENDED AND SUPPLEMENTED AS
FOLLOWS:

     The second sentence of the first paragraph of Section 1. is deleted and inserted in its place is the following:

          "The term "Expiration Date" shall mean 12:00 midnight, Eastern Time, on March 30, 1999, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser shall expire."

     SECTION 3. Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

     The second paragraph of Section 3 is deleted and inserted in its place is the following:

          "In order for a tendering Unit Holder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Eastern Time, March 30, 1999."



                                                           February 25, 1999

                                    S-2-1